SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 12, 2004

                         ------------------------------

                                    HEAD N.V.

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                        --------------------------------
                    (Address of Principal Executive Offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|


   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes: |_| No: |X|

Enclosures:   Press Release dated November 11, 2004 - Head N.V. (NYSE: HED; VSX:
              HEAD) announces results for the three and nine month periods ended September 30, 2004

                                                   [HEAD LOGO] [GRAPHIC OMITTED]


Press Release

HEAD NV Announces Results for the Three and Nine Month periods ended 30 September 2004

Amsterdam - November 11th 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 September 2004 compared to the three months ended 30 September 2003:

o    Net revenues increased by 5% to $122.7 million
o Operating profit before restructuring costs increased by $7.6 million to $15.7 million
o Operating profit after restructuring costs increased by $7.6 million to $15.3 million

For the nine months ended 30 September 2004 compared to the nine months ended 30 September 2003:

o    Net revenues increased by 11% to $300.3 million
o Operating result before restructuring costs increased by $15.0 million from a $9.4 million loss to a $5.6 million profit
o Operating result after restructuring costs increased by $14.2 million from a $10.3 million loss to a $3.9 million profit

Johan Eliasch, Chairman and CEO, commented:

"The third quarter of 2004 is now the sixth consecutive quarter in which we have reported quarter-on-quarter top line growth and whilst this is in part due to exchange rate movements, we have also seen some positive underlying developments in our divisions.

Our operating results (excluding restructuring costs) have also shown a positive development this year, which is a testament to both the success of our underlying strategy to continue to launch and market innovative, technology driven products and also the success of our restructuring program in keeping our cost base as low and flexible as possible."

Revenues

                        For the Three Months Ended    For the Nine Months Ended
                                 30 September,             30 September,
                                 2003        2004          2003          2004
                        --------------------------------------------------------
Product category:
Winter Sports ...........   $    60,018  $  68,888    $   82,425   $    98,290
Racquet Sports ..........        41,693     39,115       128,805       135,530
Diving ..................        12,847     12,726        51,383        58,607
Licensing ...............         2,023      1,931         6,754         7,833
                             ----------   --------     ---------    ----------
  Total Revenues ........   $   116,581  $ 122,661    $  269,366   $   300,261
                             ==========   ========     =========    ==========

Winter Sports

Winter Sports revenues for the three months ended September 30, 2004 increased by $8.9 million, or 14.8%, to $68.9 million from $60.0 million in the comparable 2003 period. For the nine months ended September 30, 2004, Winter Sports revenues increased by $15.9 million, or 19.2%, to $98.3 million from $82.4 million in the comparable 2003 period. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes and higher prices for bindings and an improved product mix for skis and ski boots.

Racquet Sports

Racquet Sports revenues for the three months ended September 30, 2004 decreased by $2.6 million, or 6.2%, to $39.1 million from $41.7 million in the comparable 2003 period. This decrease results from lower sales prices for tennis racquets and lower sales volumes for tennis balls, partially offset by the strengthening of the euro against the U.S. dollar. For the nine months ended September 30, 2004, Racquet Sports revenues increased by $6.7 million, or 5.2%, to $135.5 million from $128.8 million in the comparable 2003 period. This mainly resulted from improved sales volumes in tennis racquets and the strengthening of the euro against the U.S. dollar.

Diving

Diving revenues for the three months ended September 30, 2004 decreased by $0.1 million, or 0.9%, to $12.7 million from $12.8 million in the comparable 2003 period. For the nine months ended September 30, 2004, Diving product revenues increased by $7.2 million, or 14.1%, to $58.6 million from $51.4 million in the comparable 2003 period. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended September 30, 2004 decreased by $0.1 million, or 4.5%, to $1.9 million from $2.0 million in the comparable 2003 period. This decrease is due to timing differences. For the nine months ended September 30, 2004, licensing revenues increased by $1.1 million, or 16.0%, to $7.8 million from $6.8 million in the comparable 2003 period due to increased revenues from existing contracts and from new licensing agreements.


Profitability

For the three months ended September 30, 2004, gross profit increased by $2.7 million, or 5.9%, to $48.8 million from $46.0 million in the comparable 2003 period. Gross margin increased to 39.7% in this period from 39.5% in the comparable 2003 period. For the nine months ended September 30, 2004, gross profit increased by $16.7 million, or 16.5%, to $118.3 million from $101.5 million in the comparable 2003 period. Gross margin increased to 39.4% in this period from 37.7% in the comparable 2003 period due to improved operating performance and product mix sales.

For the three months ended September 30, 2004, selling and marketing expenses increased by $1.5 million, or 5.5%, to $29.5 million from $28.0 million in the comparable 2003 period. For the nine months ended September 30, 2004, selling and marketing expenses increased by $5.3 million, or 6.5%, to $88.0 million from $82.6 million in the comparable 2003 period. The increase was due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

For the three months ended September 30, 2004, general and administrative expenses decreased by $6.4 million, or 65.8%, to $3.4 million from $9.8 million in the comparable 2003 period. For the nine months ended September 30, 2004, general and administrative expenses decreased by $3.5 million, or 12.7%, to $24.3 million from $27.8 million in the comparable 2003 period. The decrease was due to the gain on the sale of the property in Mullingar, Ireland of $5.6 million partially offset by the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs and increased administrative costs.

We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended September 30, 2004 and 2003, respectively, and $0.4 million and $0.5 million for the nine months ended September 30, 2004 and 2003, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

In addition, in the nine months ended September 30, 2004 we recorded restructuring costs of $1.7 million consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in the nine months ended September 30, 2003 we incurred restructuring costs of $0.9 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters.

As a result of the foregoing factors, operating income for the three months ended September 30, 2004 increased by $7.6 million to $15.3 million from $7.7 million in the comparable 2003 period. For the nine months ended September 30, 2004, an operating income of $3.9 million was generated compared to an operating loss of $10.3 million in the comparable 2003 period, an improvement of $14.2 million.

For the three months ended September 30, 2004, interest expense increased by $0.8 million, or 21.8%, to $4.2 million from $3.4 million in the comparable 2003 period. This increase is due to the higher amount of debt (denominated in euro) of our newly issued 8.5% senior notes, further adversely impacted by the strength of the euro against the U.S. dollar, partially offset by reduced interest expense of short-term borrowings. For the nine months ended September 30, 2004, interest expense increased by $11.2 million, or 109.2%, to $21.4 million from $10.2 million in the comparable 2003 period. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in

January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; the higher interest expenses due to higher debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly in euro denominated expenses.

For the three months ended September 30, 2004, interest income increased by $0.2 million, or 90.6%, to $0.3 million from $0.2 million in the comparable 2003 period. For the nine months ended September 30, 2004, interest income increased by $0.6 million, or 77.8%, to $1.3 million from $0.7 million in the comparable 2003 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

For the three months ended September 30, 2004, we had a foreign currency exchange loss of $0.2 million, compared to $0.5 million in the comparable 2003 period. For the nine months ended September 30, 2004, the foreign currency exchange gain was $0.3 million compared to a loss of $0.2 million in the comparable 2003 period.

For the three months ended September 30, 2004, other expense, net decreased by $0.1 million to $0.01 million from $0.1 million in the comparable 2003 period. For the nine months ended September 30, 2004, other income (expense), net increased by $0.1 million to other income, net of $0.01 million from other expense, net of $0.1 million in the comparable 2003 period.

For the three months ended September 30, 2004, income tax expense was $3.1 million compared to $1.7 million in the comparable 2003 period. For the nine months ended September 30, 2004, income tax expense was $21.1 million compared to an income tax benefit of $3.4 million for the comparable 2003 period. This increase in income tax expense is mainly due to a reduction in Austrian tax rate which led to a decrease in deferred tax asset resulting from tax losses carried forward of $24.9 million.

As a result of the foregoing factors, for the three months ended September 30, 2004, net income increased to $8.1 million compared to a net income of $2.2 million in the comparable 2003 period. For the nine months ended September 30, 2004, the net loss increased to $37.0 million from $16.6 million in the comparable 2003 period.

2004 Outlook

In terms of outlook for 2004 we retain our previous guidance that we expect 2004's reported revenues and operating profits, excluding one-time charges, to be ahead of 2003's.

Although we have seen some signs of improvement in both the general global economic situation and the sporting goods equipment market, the Racquet Sports and Diving markets still remain largely flat on a global basis. Bookings data for Winter Sports is positive but as any re-orders at the end of the year will be dependant on the snow conditions, we remain cautious on our outlook for the winter season. The continuing unrest in the Middle East and expansion in China are affecting oil and steel prices and will impact our raw material prices and therefore our margins in the future. In addition the costs of compliance with the Sarbanes-Oxley Act will also impact our operating result, and in light of these costs we are preparing a cost benefit analysis of our listing in the US.

We have now almost completed our restructuring program. The benefits from this have begun to impact the P&L this year although the full effects will not flow through until 2005/2006 when we will also see additional costs offsetting these savings in the form of raw material price increases.

Finally, due to a reduction in the Austrian income tax rate from 34% to 25% we released a proportion of our capitalised tax losses through the income tax line of our profit & loss account during Q2. Whilst this will affect our profit and loss tax charge, it will not impact cashflow.

Consolidated Results

                                                  For the Three Months       For the Nine Months
                                                  Ended 30 September,        Ended 30 September,
                                                  -------------------------------------------------
                                                     2003        2004          2003        2004
                                                  -------------------------------------------------
REVENUES
Total revenues .................................  $ 116,581   $  122,661   $  269,366   $  300,261
Cost of sales ..................................     70,532       73,908      167,838      181,994
                                                   ------------------------------------------------
   Gross profit ................................     46,049       48,753      101,528      118,267
                                                   ================================================
   Gross margin ................................      39.5%        39.7%        37.7%        39.4%
Selling & marketing expense ....................     27,975       29,512       82,630       87,971
General & administrative expense (excl.
non-cash compensation expense) .................      9,792        3,386       27,790       24,289
Non-cash compensation expense ..................        164          139          491          416
Restructuring costs ............................        390          419          875        1,671
                                                   ------------------------------------------------
   Operating profit (loss) .....................      7,729       15,297      (10,258)       3,921
                                                   ================================================
Interest expense ...............................     (3,444)      (4,193)     (10,241)     (21,426)
Interest income ................................        173          330          731        1,300
Foreign exchange gain (loss) ...................       (478)        (167)        (165)         300
Other income (expense), net ....................        (97)         (16)        (115)          18
                                                   ------------------------------------------------
   Income (loss) from operations before
income taxes ...................................      3,883       11,252      (20,048)     (15,887)
Income tax benefit (expense) ...................     (1,703)      (3,142)       3,441      (21,131)
                                                   ------------------------------------------------
   Net income (loss) ...........................  $   2,180   $    8,110   $  (16,607)  $  (37,019)
                                                   ================================================

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Svetlana Kuznetsova, Anastasia Myskina, Marat Safin, Juan Carlos Ferrero, Klaus Kroll and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 629 4399
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 30 September 2004.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HEAD N.V.

Date:  November 12, 2004             By: /s/ JOHAN ELIASCH
                                         -----------------
                                     Title: Chairman and Chief Executive Officer